

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360





January 15, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

08000258

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Senior Manager Myung-Kun Kim of IR Team at Samsung Electronics Co., Ltd. at (82) 2-727-7408.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

1/17



Earnings Release Q4 2007

Samsung Electronics

January 2008

Disclaimer

Sales and Profits

(Units : Trillion KRW)

	4Q '07	Q-on-Q	3Q '07	FY '07	Y-on-Y	FY '06
Sales	**17.48**	5%	**16.68**	**63.18**	7%	**58.97**
Gross Profit	**4.86**	4%	**4.68**	**16.33**	- 2%	**16.61**
(Margin)	*(28%)*		*(28%)*	*(26%)*		*(28%)*
SG&A	3.08	18%	2.62	10.39	7%	9.68
Operating Profit	**1.78**	- 14%	**2.07**	**5.94**	- 14%	**6.93**
(Margin)	*(10%)*		*(12%)*	*(9%)*		*(12%)*
Non-operating Income	0.76	35%	0.56	2.69	18%	2.28
Pre-tax Income	**2.54**	- 3%	**2.63**	**8.63**	- 6%	**9.22**
(Margin)	*(15%)*		*(16%)*	*(14%)*		*(16%)*
Income tax	0.33	- 24%	0.44	1.21	- 7%	1.30
Net Income	**2.21**	1%	**2.19**	**7.43**	- 6%	**7.92**
(Margin)	*(13%)*		*(13%)*	*(12%)*		*(13%)*


Sales
70
50
30
10
Domestic
Export
4Q '07
3Q '07
FY '07
FY '06
Profit
10
8
6
4
2
OP
NI
1.78
2.21
2.07
2.19
5.94
7.43
6.93
7.92
4Q '07
3Q '07
FY '07
FY '06

[Sales forecast for '08]

–Target to increase sales over 15% YoY

※ Our financial budget for '08 has not yet been finalized. The above guidance is provided to enhance investors' understanding.

※ '06 annual earnings were partially restated to comply with the Korea Accounting Institute Opinion 06-2. Restated items include income tax and net income.

Divisional Performance - Sales


FY '07
10%
6%
30%
23%
FY '06
11%
5%
32%
20%
Semiconductor
LCD
Telecom
Digital Media
Appliances
Others

(Units : Trillion KRW)

	4Q '07	Q-on-Q	3Q '07	FY '07	Y-on-Y	FY '06
Semiconductor	**4.91**	- 2%	**5.01**	**18.66**	- 2%	**19.08**
Memory	3.24	- 9%	3.58	13.20	- 8%	14.39
System LSI	0.90	21%	0.74	2.85	29%	2.21
LCD	**4.46**	11%	**4.02**	**14.66**	25%	**11.70**
Telecom	**5.37**	6%	**5.08**	**19.55**	7%	**18.24**
Handsets	5.07	6%	4.80	18.37	7%	17.19
Digital Media	**1.64**	11%	**1.48**	**6.12**	- 3%	**6.30**
Appliances	**0.86**	- 8%	**0.93**	**3.52**	14%	**3.09**
Total	**17.48**	5%	**16.68**	**63.18**	7%	**58.97**

Divisional Performance – Operating Profit

(Units : Trillion KRW)

	4Q '07	Q-on-Q	3Q '07	FY '07	Y-on-Y	FY '06
Semiconductor	**0.43**	*- 53%*	**0.91**	**2.21**	*- 56%*	**5.03**
(Margin)	*(9%)*		*(18%)*	*(12%)*		*(26%)*
LCD	**0.92**	*37%*	**0.67**	**1.95**	*201%*	**0.65**
(Margin)	*(21%)*		*(17%)*	*(13%)*		*(6%)*
Telecom	**0.58**	*- 1%*	**0.59**	**2.12**	*22%*	**1.74**
(Margin)	*(11%)*		*(12%)*	*(11%)*		*(10%)*
Digital Media	**- 0.13**	*- 12%*	**- 0.12**	**- 0.34**	*8%*	**- 0.37**
(Margin)	*(- 8%)*		*(- 8%)*	*(- 5%)*		*(- 6%)*
Appliances	**- 0.03**	*- 487%*	**- 0.006**	**- 0.04**	*77%*	**- 0.17**
(Margin)	*(- 4%)*		*(- 0.6%)*	*(- 1%)*		*(- 6%)*
Total	**1.78**	*- 14%*	**2.07**	**5.94**	*- 14%*	**6.93**
(Margin)	*(10%)*		*(12%)*	*(9%)*		*(12%)*

【Consolidated basis OP※】	4Q '07	3Q '07	FY '07	FY '06
Semiconductor	0.52	0.86	2.35	5.15
L C D	0.97	0.72	2.11	0.84
T e l e c o m	0.63	0.88	2.76	1.98
Digital Media	0.39	0.24	1.06	0.58
Appliances	0.01	0.04	0.15	- 0.11

※ The consolidated OP is provided to enhance investors' understanding.

Financial Structure

(Units : Trillion KRW)


Assets
70
50
30
10
57.8
6.4
28.8
17.5
FY '06
61.9
5.5
29.7
21.6
Q3 '07
65.2
7.8
29.8
22.5
FY '07
Cash *
A/R & Inventories
PP & E
Others
Liabilities & Equity
70
50
30
10
0.1
12.5
45.2
FY '06
0.1
12.5
49.3
Q3 '07
0.1
13.6
51.6
FY '07
Debt
Other Liabilities
Shareholders' Equity

Key Ratios

	FY '06	Q3 '07	FY '07
Debt / Equity	0.2%	0.2%	0.2%
Net Debt / Equity	- 13.9%	- 10.9%	- 15.0%
Return on Equity	18.7%	18.2%	15.3%
Return on Asset	14.6%	14.5%	12.1%

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow

FY '07

Operation 13.40

Finance 2.53

1.44

Cash Inflow | Cash Outflow

(Units : Trillion KRW)

	4Q '07	FY '07	FY '06
Cash* (Beginning of period)	**5.47**	**6.37**	**6.87**
Cash flow from Operation	**5.27**	**13.40**	**13.11**
Net profit	*2.21*	*7.43*	*7.92*
Depreciation	*1.86*	*7.06*	*5.68*
Income (Loss) from equity method	*- 0.72*	*- 2.36*	*- 1.71*
Increase (Decrease) in working capital, etc.	*1.92*	*1.27*	*1.22*
Cash flow from Investment	**- 2.95**	**- 9.43**	**- 11.16**
CAPEX	*- 2.11*	*- 8.47*	*- 10.25*
Cash flow from Finance	**0.03**	**- 2.53**	**- 2.45**
Dividend	-	*- 0.82*	*- 0.83*
Decrease of short-term borrowings	-	-	-
Repurchase of shares	-	*- 1.83*	*- 1.81*
Proceeds from sales of shares under stock option plan	*0.03*	*0.12*	*0.19*
Net increase in cash	**2.34**	**1.44**	**- 0.50**
Cash* (End of period)	**7.81**	**7.81**	**6.37**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Semiconductor

Q4 Results Analysis

'07 PC Shipment

(Unit : million, GB/sys)

	Q1'07	Q2	Q3	Q4	Total
PC Shipment	59	59	65	75	259
Growth Rate	-9%	-1%	10%	12%	12%
GB/sys	1.1	1.4	1.5	1.6	1.4
Growth Rate	15%	27%	9%	11%	68%

(Source : IDC,SEC)

US Retail PC Memory Trend



100%
50%
0%
3GB
2GB
1GB
512M
Jan
Apr
Jul
Oct

(Source : NPD,SEC)

Memory

- **DRAM : Strong seasonal demand but weak DDR2 pricing due to oversupply**
  - Strong PC GB/system growth geared by price elasticity
    - · Increase in US retail PCs with high density DDR2 (2GB: 40%, 3GB: 8%)
  - Specialty product demand has increased for handsets and MP3Ps
  - Bit Growth: 17%↑, QoQ
    - · Bit growth lowered by specialty products increase with larger chip size

  ☞ **Improved cost reduction from 68nm transition and expanded Specialty DRAM with price premium, but weak pricing resulted in lower profitability**

- **NAND : Strong holiday season demand but weak pricing driven by oversupply**
  - Increased demand from high density new models (music phones & MP3Ps)
  - Supply growth due to new fabs and process migration
  - Bit Growth: 44%↑, QoQ

  ☞ **MLC: Increased portion of 16Gb 51nm & launch of 8Gb 51nm for flash cards in handsets**

  SLC: Improved profit due to expansion of 8Gb SLC

System LSI

- **Mobile solution product demand increase**

  ☞ **Strong sales and greater profit for Media Player, Mobile DDI, CIS and Smartcard chip**

TFT-LCD

Q4 Results Analysis

Large Panel Shipment



(Unit : Million)
6%
21.6
22.9
24
21
18
15
12
9
6
3
0
TVs
Note PCs
Monitors
Q3 '07
Q4 '07

Area Breakdown



18%
16%
Q3 '07
Q4 '07
TVs
Note PCs
Monitors

Large Panels

- **Large panel shipment increase (6%↑) due to strong TV panel sales**
  - Monitors (0%) : Shipment increase for 19" panels & strong sales of 20+" large size monitors
  - Note PCs (3%↑) : Increase of wide panel sales thanks to the strong seasonal demand
  - TVs (27%↑) : Sharp increase in 46+" panel shipment with full ramp- up of 8G line
    - ☞ Sales of 46+" panels reached over 25% of total LCD TV sales
- **Strong panel pricing continued in Q4, resulting from strong seasonal demand & tight panel supply**
  - Monitors (19"W) : '07 Q3 $135 → '07 Q4 $140 (4%↑)
  - Note PCs (15.4"W) : '07 Q3 $113 → '07 Q4 $115 (2%↑)
  - TVs (40") : '07 Q3 $565 → '07 Q4 $565 (-)
- **Substantial profit improvement QoQ thanks to volume increase and strong panel pricing**

Small/ Mid Size Panels

- **Strong panel pricing & steady increase in panel shipment thanks to strong seasonal demand and demand growth for mobile phones & UMPCs**
  - '07. Q3 31.1mn → '07. Q4 35.2mn (13%↑)

Telecommunication



Regional Shipment
(unit: million)
42.6
9%
46.3
Emerging Market
Developed Market
37%
33%
63%
67%
Q3 '07
Q4 '07



Quarterly Shipment
(unit: million)
42%
114
161
32.9
46.3
25.2
37.4
26.7
34.8
4Q
3Q
2Q
1Q
'06
'07

Q4 Results Analysis

Handsets

- **Handset sales of 46.3 mn units (9% ↑ QoQ, 41% ↑ YoY)**
  - Substantial sales increase in developed market due to strong seasonality
    - · US/EU Shipment portion increase : Q3 56% → Q4 62% (6%p ↑)
  - Strong sales of premium phones : Ultra Edition (4.5mn units) and 5M camera phone (1.1mn units)
  - 3G sales increase : Q3 5.5 mn units → Q4 7.3 mn units

☞ '07 Sales : 161mn units (42% ↑ YoY), more than 2 times of market growth rate

- **ASP: '07.Q3 $151 → '07.Q4 $148**
  - Domestic ASP decrease due to enhanced competition in 3G market
- **Double-digit profit margin maintained with strong sales of new mid/high-end models despite increased marketing expense : Q4 OP margin 10.8%**
  - Improved profit margin in '07 : '06 10% → '07 11%

Network

- **Sales growth driven by shipment increase of M-WiMAX equipment to Sprint and robust CDMA business**

Digital Media & Digital Appliances

TV Market Share



22%
18%
14%
10%
#3
#2
PDP-TV
#1
#1
LCD-TV
Total TV
#1
#1
DisplaySearch('07.12)
2Q'07
3Q'07
4Q'07(E)

OP (parent vs consolidated)



(Trillion KRW)
DA
DM
0.04
Consolidated
KRW -5.8bn
Parent
3Q'07
-0.03
Parent
Consolidated
4Q'07

Q4 Results Analysis

Digital Media

※ *Including overseas sales*

- **Market share gain in flat panel TV in Q4**
  ☞ **Shipment: 46%↑ QoQ (Mkt 25%↑), 83%↑ YoY (Mkt 35%↑)**
  - Market leadership maintained in US & EU and strong sales of large size & full HD TV products
  ※ FPTV sales exceed 15 million units (#1 M/S for 2 years)
- **Strong sales in Monitor: #1 M/S for five consecutive quarters**
  - Strong sales of 20"+ monitors and shipment growth in emerging markets
- **Continued M/S gain in color laser printer geared by strong sales of the compact color printer**
  - Color printer M/S: 7.1%('06) → 16.4% (Q3'07 cumulative)

☞ **Maintained strong profit momentum delivered by increasing sales of major products (TV, Monitor & Printer)**
- Consolidated OP : 3Q KRW 0.24 Trillion → 4Q: KRW 0.39 Trillion

Digital Appliances

- **Consolidated operating profit remained positive despite a slight decrease in revenue (Q4 KRW 0.86 trillion, 7%↓QoQ)**
  - Delivered by success of continuing cost reduction plan and washing machine shipment growth (18%↑QoQ)

Semiconductor

Business Outlook

'08 PC Shipment

(Unit : Million Units, GB/sys)

	Q1'08	Q2	Q3	Q4	Total
PC Shipment	69	68	73	82	290
Growth Rate	-8%	-1%	7%	13%	12%
GB/sys	1.7	1.9	2.1	2.3	2.0
Growth Rate	6%	12%	10%	9%	45%

(Source : IDC, SEC)

Flash Card Market by Application

(Unit : Million)



Mobile Handsets
Digital Still Camera
Others
244
153
83
352
155
98
484
182
126
626
195
158
741
202
183
2007
2008
2009
2010
2011

(Source : iSuppli)

Memory

• DRAM

- Demand: solid PC growth and stable demand of specialty products
  · Stable PC growth, increase in Windows Vista™ adoption by corporates and strong PC GB/sys geared by price elasticity
  · Strong demand for Specialty DRAM: handsets, MP3Ps, game consoles, etc.
- Supply: oversupply expected to remain through 1H

☞ **Greater cost competitiveness with 68nm portion increase and 56nm introduction**
Continue to maintain the leadership of specialty products

• **NAND: Demand growth fueled by density increase of current applications**

- Demand: continued density increase of current applications
  · flash card(2GB+), music phone(8GB+), PMP(16GB+), SSD(64GB+)
- Supply: production increase, 8" wafer reduction
  · 8" wafer reduction : '07 53% → '08 36% (Source: iSuppli, Dec. '07)

☞ **Strengthen cost advantage with 51nm portion increase and 42nm introduction**
Increase sales of differentiated products such as moviNAND & SSD

• **Smaller supply growth of some competitors expected due to the low profit and the difficulty of process migration**

System LSI

• **Continuing sales increase of 5 major products (DDI, CIS, Smartcard, AP, MP)**

☞ **Robust Smartcard IC & CIS demand for mobile phones expected in 1Q**

TFT-LCD

'08 Panel Demand Outlook

(Unit: Million, Million ㎡)

	'07	'08	YoY
Monitors	175	198	13%
Note PCs	114	139	22%
TVs	86	112	30%
Total	388	465	20%
Area	54	70	29%

Large Panel Shipment



(Unit : Million)
100 + α
79
100
80
60
40
20
0
'07
'08
TVs
Note PCs
Monitors

Business Outlook

Market

- **Steady growth of panel market expected in '08 with continuous solid business performance resulting from tight supply**
  ☞ Unit : 465mn, 20%↑ / Area : 70 mn ㎡, 29%↑
  - Monitors : Demand for large size monitors expected to grow continuously thanks to the Vista and Multimedia- related environments
  - Note PCs : Forecast demand growth of premium products like "Slim & Light" and LED adopted panels
  - TVs : Expect steady demand growth of large size, FHD, and 120Hz panels

  ※ Stable panel pricing expected to continue in '08 due to the tight panel supply

Samsung

- **Expect to outpace market demand growth especially in note PC and LCD TV segments**
  ☞ Large panel sales target : Over 100 million units
  - Focus on increasing sales of high value added panels (e.g. LED, FHD, & 120Hz)
  - Further increase M/S and strengthen our leadership in rapidly growing 46+" panel market through full ramp-up of 8G lines (phase I&II)
- **Q1 panel sales forecast : Large 22mn / Small & Mid 30mn units**
  - Despite some seasonality, we expect solid panel demand particularly in TV segment, due to TV set makers' new product launches and promotions

Telecommunication

Business Outlook

Handset Market Trend



Total Demand
Megapixel Camera Phone
3G
(Unit : million)
1200
1000
800
600
400
200
0
989
1130
1230
24%
9%
34%
15%
46%
21%
'06
'07
'08(E)

Multimedia / Premium Phone



5M Camera [G800]
Touchscreen [F490]
Music [B&O]
Armani

Market

- **'08 Global handset market volume : 1.23 billion units (9% ↑ YoY)**
  - By technology : Increase of 3G upgrade demand
    - Sharp increase of 3G sales : '07 170mn units → '08 260 mn units (55% ↑)
  - By region
    - Emerging market : Strong growth over 10%, especially in Asia and MEA
    - Developed market : Demand growth for high-end products such as 3G and multimedia phone
  - By function : Increasing adoption of new features such as 3M+ camera, GPS, and Touch-screen

Samsung

- **'08 Sales : 200 mn + units (25% ↑ YoY)**
  - Enhancing model line-up : Target segment diversification
    - High-end : 5M camera / Touch-screen / GPS / Smartphone
    - 3G : Increasing the number of new models to twice of '07 models
    - Emerging market : Introducing Camera & Color features for product differentiation

  ※ Targeting to maintain double-digit OP margin in '08
- **QoQ shipment growth expected in Q1**
- **Robust M-WiMAX business driven by commercialization in US**

Digital Media

Business Outlook

[TV Market Forecast]

(Unit : Million)



LCD
PDP
CRT
196
76
11
107
44%
204
98
14
91
55%
211
116
16
79
63%
2007
2008
2009

(DisplaySearch Dec. '07)

[Laser Printer Market]

(Unit : Million)



B&W
Color
37
6
31
40
7
33
42
8
35
2007
2008
2009

(IDC Nov. '07)

Market

- **FPTV market demand for '08 to reach 112M units (29%↑YoY)**

  ☞LCD-TV: 98M units (30%↑YoY), PDP-TV: 14M units (23%↑YoY)

  - Robust demand is expected due to the Olympic effect and lower price
  - 50+" & Full HD segment in LCD TV expect to double in 2008
- **Growth of specialty printer market in '08: 7M units(16% YoY)**
  - Market growth driven by color laser printers and multifunction printers priced below $1,000

Samsung

- **Strengthen market leadership with FPTV shipment of 21M units**

  ☞ Increase OP & M/S and lead market trend in design & technology

  - Provide brand new design and variety of product choice to the consumers
  - Continue M/S gain with shipment increase of 40+" and FHD segments and distribution channel expansion
- **M/S gain expected in color laser printers market and laser printers for corporate market**
  - Expansion of laser printer line-up for corporate market (14 in '07 → 22 in '08)
  - Reinforcement of sales infrastructure (organizations and services) for corporate business in EU & US

Capital Expenditures

(Units : Trillion KRW)

	'07 Plan	'07 4Q	'07 Actual
Semiconductor	**6.84**	**1.35**	**6.34**
Memory	6.19	1.26	5.74[1)]
System LSI	0.57	0.06	0.52
LCD	**1.37**	**0.44**	**1.27**[2)]
Telecom	**0.23**	**0.04**	**0.19**
Digital Media & Others	**0.73**	**0.28**	**0.67**
Total	**9.17**	**2.11**	**8.47**[3)]

1) Consolidated Memory capital expenditures (including SAS, etc) : 6.91 trillion won
2) Consolidated LCD capital expenditures (including S-LCD, etc) : 1.76 trillion won
3) Total consolidated capital expenditures for the company in '07 : 10.80 trillion won

【Guidance for '08 capital expenditures】

- '08 consolidated capital expenditures forecast for the company : over 11 trillion won
  Capex forecast for the Memory : 7 trillion won, LCD : 3.7 trillion won

※ Our financial budget for '08 has not yet been finalized. The above guidance was provided to enhance investors' understanding.

Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	4Q '07 (A)	3Q '07 (B)	4Q '06 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	166,211	147,348	147,142	18,863	19,069
- Cash & Cash Equivalents	68,897	46,050	43,131	22,847	25,766
- Marketable Securities	9,228	8,670	20,588	558	-11,360
- A/R	17,805	23,151	18,424	-5,346	-619
- Inventories	33,379	33,770	32,195	-391	1,184
Non Current Assets	486,042	471,576	430,950	14,466	55,092
- Investment	171,215	157,439	126,453	13,776	44,762
- PPE	297,774	296,643	288,204	1,131	9,570
- Intangible Assets	5,683	5,562	5,224	121	459
- Other Non Current Asset	11,369	11,932	11,069	-563	300
Total Assets	652,253	618,924	578,091	33,329	74,162
Liabilities	136,646	125,728	126,115	10,918	10,531
- Debts	838	865	873	-27	-35
- Trade Accounts and N/P	19,357	23,714	18,691	-4,357	666
- Other Accounts and N/P	29,585	22,331	32,918	7,254	-3,333
- Accrued Expenses	40,711	33,817	28,731	6,894	11,980
- Income Tax Payable	11,140	8,277	11,112	2,863	28
Shareholders' Equity	515,606	493,196	451,976	22,410	63,630
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	63,635	63,641	63,672	-6	-37
- Capital Adjustments	-86,823	-87,095	-69,809	272	-17,014
- Accumulated Other Comprehensive Income	20,192	20,169	5,569	23	14,623
- Retained Earnings	509,627	487,506	443,568	22,121	66,059
Total Liabilities & Shareholder's Equity	652,253	618,924	578,091	33,329	74,162

Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	'07 (A)		4Q '07 (B)		3Q '07 (C)		'06 (D)		Y-on-Y	Q-on-Q
		%		%		%			(A - D)	(B - C)
Sales	631,760	100%	174,765	100%	166,806	100%	589,728	100%	42,032	7,959
- Domestic	121,341	19.2%	30,065	17.2%	30,505	18.3%	107,487	18.2%	13,854	-440
- Export	510,419	80.8%	144,700	82.8%	136,301	81.7%	482,241	81.8%	28,178	8,399
Cost of Sales	468,465	74.2%	126,156	72.2%	119,996	71.9%	423,598	71.8%	44,867	6,160
Gross Profit	163,294	25.8%	48,609	27.8%	46,809	28.1%	166,130	28.2%	-2,836	1,800
SG&A	103,866	16.4%	30,779	17.6%	26,150	15.7%	96,791	16.4%	7,075	4,629
- Wages & Fee	16,084	2.5%	4,544	2.6%	3,791	2.3%	14,639	2.5%	1,445	753
- Marketing Expenses	25,765	4.1%	9,407	5.4%	6,646	4.0%	21,936	3.7%	3,829	2,761
- R&D / Royalty Expenses	39,867	6.3%	10,436	6.0%	10,157	6.1%	39,508	6.7%	359	279
Operating Profits	59,429	9.4%	17,831	10.2%	20,660	12.4%	69,339	11.8%	-9,910	-2,829
Non OP Income & Expenses	26,871	4.3%	7,603	4.4%	5,614	3.4%	22,823	3.9%	4,048	1,989
- F/X Gain (or Loss)	-1,099	-0.2%	-146	-0.1%	-277	-0.2%	119	0.0%	-1,218	131
- Gain (or Loss) on Foreign Currency Translation	26	0.0%	-588	-0.3%	-120	-0.1%	960	0.2%	-934	-468
- Gain (or Loss) on Equity Investment	23,649	3.7%	7,185	4.1%	5,323	3.2%	17,060	2.9%	6,589	1,862
Ordinary Profits	86,300	13.7%	25,434	14.6%	26,274	15.8%	92,162	15.6%	-5,862	-840
Income before Income Taxes	86,300	13.7%	25,434	14.6%	26,274	15.8%	92,162	15.6%	-5,862	-840
- Income Taxes	12,050	1.9%	3,314	1.9%	4,361	2.6%	12,997	2.2%	-947	-1,047
Net Income	74,250	11.8%	22,121	12.7%	21,912	13.1%	79,165	13.4%	-4,915	209





Year-end Cash Dividend

On January 15, 2008, the BOD of Samsung Electronics authorized the cash dividend plan.

1. Dividend per share (Dividend yield)

- Common shares: KRW 7,500 (1.3%)
- Preferred shares: KRW 7,550 (1.8%)

※ The dividend yield was calculated as follows:

Dividend per share ÷ average of ending prices of the stock for the week leading up to two days prior to the record date × 100

2. Record date: December 31, 2007

3. Dividend pay date: within one month after AGM Approval

※ Samsung Electronics has not finalized its 39th AGM date.

※ Year-end Dividend

		Current year	Previous year
Dividend per share (KRW)	Common shares	7,500	5,000
	Preferred shares	7,550	5,050
Dividend yield (%)	Common shares	1.3	0.8
	Preferred shares	1.8	1.0
Total pay out (KRW billion)		1,098.1	746.1



END